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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 7, 2003

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated November 7, 2003

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
P.O. Box 23456
1100 DZ Amsterdam ZO
The Netherlands

Telephone
+31 (0)20 651 11 11
Telefax
+31 (0)20 651 10 00
E-mail
corpcomm@buhrmann.com
Website
www.buhrmann.com

PRESS RELEASE

Date    7 November 2003
Number    013

BUHRMANN THIRD QUARTER 2003 RESULTS

  •
  Higher EBITA Office Products North America on local currency basis

  •
  Lower sales European operations

  •
  Continued positive available cash flow and debt further reduced

	3rd quarter				January–September
× EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	2,053.3	2,408.9	-14.8%	-8.6%	6,342.6	7,523.0	-15.7%	-6.9%
EBITDA*	80.0	95.8	-16.5%	-10.0%	304.1	344.2	-11.7%	-0.7%
Net profit**	6.8	14.4	-52.7%	-42.1%	112.5	86.1	30.6%	48.2%
Net result	-6.1	-2.3	164.8%		73.4	33.2	121.1%

Net profit** per ordinary share, fully diluted (in euro)	0.03	0.08	-62.5%		0.66	0.50	32.0%

Key figures excluding exceptional items
Net profit** (EUR mln)	6.2	14.4	-56.9%	-47.8%	18.7	86.1	-78.3%	-68.7%

Net profit** per share, fully diluted (in euro)	0.03	0.08	-62.5%		0.07	0.42	-82.9%

*
Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill).

**
Net profit from operations before amortisation of goodwill.

OUTLOOK

        Comparable office supplies sales (i.e. excluding software) of the Office Products North America Division for the fourth quarter of 2003 are expected to be around the same level as last year, while software sales are expected to improve from the weak third quarter of this year. The weakness in the sales of the European Office Products and Graphic Systems operations is likely to persist during the remainder of the year. Available cash flow from continuing operations is expected to be positive in the fourth quarter.

CEO's STATEMENT

        Commenting on the developments in the third quarter of 2003, Buhrmann CEO Frans Koffrie said: "Organic office supplies sales, excluding software, in North America—our largest market—remained stable for the second consecutive quarter compared with the corresponding period a year ago. Although comparable software sales were markedly lower, the Office Products North America Division reported third quarter operating results that were slightly higher than a year ago on a local currency basis. The lower overall performance of the Office Products Europe Division is mainly attributable to operating losses in the UK and in Germany. We have appointed a new Managing Director in the UK, who has already taken steps to strengthen the sales organisation and to further reduce costs. We continue to implement the restructuring programme in Germany.

        The positive available cash flow from operations allowed us to further reduce debt. In addition, the completion of the sale of the Paper Merchanting Division at the end of October resulted in a substantial reduction of interest-bearing debt. After this transaction Buhrmann has become an even more focused leader in business services and distributions, predominantly for the office markets."

SUMMARY THIRD QUARTER 2003

  •
  Third quarter sales decreased by 14.8% to EUR 2,053 million, while they were 8.6% lower at constant exchange rates. Organically, office supplies sales (i.e. excluding software) in North America reached the same level as a year ago. Software sales, however, were significantly lower compared to a year ago. In addition, reduced sales levels in Europe have more than offset the higher sales recorded by the Corporate Express Australia Division.

  •
  Total operating costs for the third quarter were reduced by 3% at constant exchange rates compared to the previous year. As a consequence of previously announced restructurings, headcount was reduced by 333 FTE's to 23,330 at the end of the third quarter.

  •
  The Divisions Office Products North America and Paper Merchanting reported higher third quarter operating profits on a local currency basis, compared to the previous year. Corporate Express Australia performed in accordance with market expectations. This was offset by lower operating profits from the Office Products Europe and Graphic Systems Divisions. In addition, currency exchange rate movements caused a negative translation effect on the Group's EBITA of about EUR 5 million.

  •
  The net result for the third quarter totalled a loss of EUR 6.1 million, compared to a loss of EUR 2.3 million for the third quarter of last year.

  •
  Compared to the same period of last year four quarter rolling average working capital as a percentage of sales decreased from 13.0% a year ago to 12.8% (a reduction of EUR 227 million year-on-year). Available cash flow amounted to a positive EUR 33.0 million in the third quarter (third quarter 2002: EUR 25.5 million).

  •
  As previously announced, the sale of the Paper Merchanting Division was completed on 31 October and the proceeds have been applied to bring down interest-bearing debt to a level of about EUR 0.9 billion.

CASH FLOW AND FINANCING

        The third quarter cash flow performance—with available cash flow totalling EUR 33.0 million positive—reflects our ongoing success in working capital management. The improvement is attributable to progress in inventory management as stocks could be rationalized. Receivables outstanding have been reduced both in absolute and in relative terms, owing to further improved execution of our sales routines. At constant exchange rates, the reduction in working capital was 13.6% compared to the third quarter of 2002, totalling EUR 996.1 million at the end of the third quarter of this year. Average working capital as a percentage of sales improved to 12.8% on a rolling four quarters basis from 13.0% a year ago.

        In line with our current priority, interest-bearing debt was reduced to EUR 1,498 million at quarter-end, versus EUR 1,900 million per 30 September 2002 and EUR 1,548 million at the end of the second quarter of this year. The decline in the third quarter includes a positive translation effect of EUR 17 million.

        Since the completion of the sale of the Paper Merchanting Division took place at the end of October, the additional debt reduction will be included in the fourth quarter financial statements. The sale price amounted to EUR 706 million. After deduction of estimated completion adjustments of EUR 66 million, an amount of EUR 640 million remained, of which about EUR 600 million has been applied to pay down outstanding bank loans under the Credit Facility and Securitized Notes related to Paper Merchanting.

REVIEW BY ACTIVITY

TOTAL OFFICE PRODUCTS OPERATIONS

(NORTH AMERICA, EUROPE & AUSTRALIA DIVISIONS)

	3rd quarter				January–September
× EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	1,312.4	1,573.7	-16.6%	-8.9%	4,066.0	4,944.2	-17.8%	-6.1%
Added value	346.0	394.7	-12.3%	-4.5%	1,067.8	1,289.7	-17.2%	-5.2%
EBITA	47.2	57.9	-18.4%	-13.0%	149.9	218.0	-31.3%	-20.5%
Average capital employed	824.8	1,082.1	-23.8%	-15.6%	891.5	1,180.5	-24.5%	-12.7%
Ratios
Added value/net sales	26.4%	25.1%			26.3%	26.1%
EBITA/net sales	3.6%	3.7%			3.7%	4.4%
EBITA/average capital employed	22.9%	21.4%			22.4%	24.6%

        After the sale of the Paper Merchanting Division, Buhrmann's global Office Products operations represent about 93% of the Group's total annual sales. Overall third quarter sales of the Office Products operations reached a level of EUR 1.3 billion. With an annual run rate of EUR 1.7 billion, Internet orders account for about 33% of the office products sales. Third quarter operating profit (EBITA) of the Office Products operations totalled EUR 47.2 million.

OFFICE PRODUCTS NORTH AMERICA

	3rd quarter				January–September
× EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	955.3	1,203.5	-20.6%	-10.4%	2,972.8	3,788.2	-21.5%	-6.9%
Added value	249.1	295.0	-15.5%	-4.9%	774.8	980.8	-21.0%	-5.8%
EBITA	37.8	40.9	-7.6%	1.3%	120.3	172.9	-30.4%	-16.9%
Average capital employed	637.6	870.1	-26.7%	-16.5%	697.9	968.3	-27.9%	-13.9%
Ratios
Added value/net sales	26.1%	24.5%			26.1%	25.9%
EBITA/net sales	4.0%	3.4%			4.0%	4.6%
EBITA/average capital employed	23.7%	18.8%			23.0%	23.8%

        On a local currency basis third quarter operating profit (EBITA) of the Office Products North America Division increased by 1.3% compared to the corresponding period of last year. Software sales and operating profit were significantly lower than in the third quarter of 2002, when sales strongly benefited from promotional activities of a major supplier. The shortfall was offset by a strong performance in the core office supply business, which experienced a significant profit increase due to a double-digit increase in productivity. Overall, the division decreased costs by 7% on a local currency basis. Organic office supplies sales (i.e. excluding software) reached the same level as in the third quarter of last year.

        The division's overall added value as a percentage of sales was up to 26.1% versus 24.5% a year ago, due to a shift in the sales mix from software to office supplies sales. The office supplies activities (i.e. excluding software) recorded a slightly lower added value as a percentage of sales compared to both the third quarter of last year and the second quarter of this year.

        While we are finalising the alignment of our sales organisation and marketing activities to business segment priorities, we continue to be successful in our historically strong large and strategic account segment. New account wins compensated for the reduced sales volumes experienced at existing customers.

OFFICE PRODUCTS EUROPE/AUSTRALIA

	3rd quarter				January–September
× EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	357.1	370.2	-3.5%	-4.0%	1,093.1	1,156.0	-5.4%	-3.6%
Added value	96.8	99.7	-2.9%	-3.5%	293.1	308.9	-5.1%	-3.4%
EBITA	9.4	17.0	-44.5%	-47.8%	29.6	45.1	-34.5%	-33.7%
Average capital employed	187.1	212.0	-11.7%	-12.1%	193.6	212.2	-8.8%	-7.6%
Ratios
Added value/net sales	27.1%	26.9%			26.8%	26.7%
EBITA/net sales	2.6%	4.6%			2.7%	3.9%
EBITA/average capital employed	20.1%	32.0%			20.4%	28.4%

        Third quarter sales of the Office Products Europe Division decreased as a result of a disappointing performance from the operations in the UK and Germany. The decline in overall sales outpaced the benefits from the implemented cost reductions. A new Managing Director has been appointed for the UK operations, who has already started strengthening the sales organisation and implementing cost reduction measures. A good sales performance in office supplies in Germany could not compensate for a postponement of discretionary spending by customers, particularly with regard to furniture and copiers. While maintaining a good level of profitability, office supplies sales of the Benelux operations are suffering from the weakening economic circumstances. These operations are expected to benefit from the efficiency gains that can be achieved with the new logistics centre that has become fully operational in the third quarter. The smaller operations in other European countries continued their good performance. The Office Products Australia Division also maintained its double digit sales growth.

        The Office Products Europe and Australia Divisions combined reported a total third quarter operating profit (EBITA) of EUR 9.4 million.

GRAPHIC SYSTEMS

	3rd quarter			January–September
× EUR million	2003	2002	change in EUR	2003	2002	change in EUR
Net sales	91.8	109.3	-16.1%	258.6	322.2	-19.7%
Added value	21.2	24.9	-14.8%	60.1	76.3	-21.2%
EBITA	-3.0	2.0	-252.7%	-13.6	5.6	-341.5%
Average capital employed	126.7	121.0	4.7%	129.9	122.6	6.0%
Ratios
Added value/net sales	23.1%	22.8%		23.3%	23.7%
EBITA/net sales	-3.3%	1.8%		-5.3%	1.7%
EBITA/average capital employed	-9.4%	6.5%		-14.0%	6.1%

        Third quarter sales of the Graphic Systems Division did not reach the level of last year. Printers chose to postpone capital investments in the wake of continued low business volumes in the market for print publications. The division's order intake was low in the Benelux and Italy in particular, with the order intake in September being below our expectations. An operating loss (EBITA) of EUR 3 million was recorded in the third quarter. Despite a forecast positive operating result in the fourth quarter, the division's full year operating result will be negative.

PAPER MERCHANTING

	3rd quarter				January–September
× EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	649.1	725.9	-10.6%	-6.9%	2,018.0	2,256.6	-10.6%	-6.8%
Added value	101.4	109.0	-7.0%	-2.8%	319.6	346.9	-7.9%	-3.4%
EBITA	12.8	13.6	-5.7%	1.7%	40.0	51.6	-22.5%	-17.6%
Average capital employed	602.9	689.6	-12.6%	-9.6%	611.3	687.3	-11.1%	-7.8%
Ratios
Added value/net sales	15.6%	15.0%			15.8%	15.4%
EBITA/net sales	2.0%	1.9%			2.0%	2.3%
EBITA/average capital employed	8.5%	7.9%			8.7%	10.0%

        Third quarter sales of the Paper Merchanting Division totalled EUR 649 million, decreasing 6.9% at constant exchange rates. On average paper prices per tonne decreased by 4%, while volumes were 3% less than in the third quarter of 2002. Third quarter operating result (EBITA) totalled EUR 12.8 million, reflecting an increase of 1.7% at constant exchange rates. The earnings improvement is attributable entirely to cost savings, which were achieved on the basis of the restructuring measures that have been implemented. The achieved margin improvement reflects the division's strict policy to preserve prices and margins. The results of the division will be included in Buhrmann's consolidated accounts for this year up to 31 October 2003.

HOLDINGS

        Third quarter operating result (EBITA) reported under "Holdings" totalled EUR 4.0 million negative. Excluding exceptional items related to among others the final settlement of acquisitions, holding costs totalled EUR 4.6 million in the third quarter of this year (2002: EUR 5.3 million).

Note to editors

        There will be a conference call for analysts today starting at 10:00 a.m. CET, which will be webcast live on www.buhrmann.com (a link can be found within the investor relations section under "Conference Calls and Presentations"). It is also possible to listen to the proceedings of the analyst conference call via telephone number: +31 (0)45 631 69 05. The audio archive on our website will be operational shortly after the call.

        The publication of the fourth quarter results is scheduled for Thursday, 12 February 2004. Further details can be found on our corporate website: www.buhrmann.com

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne telephone +31 20 651 10 34 e-mail: ewold.de.bruijne@buhrmann.com	Analysts can contact: Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks second. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account for a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 7 billion with over 18,000 employees in 18 countries.

Safe Harbour Statement

        Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2003. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

        Buhrmann's accounting policies did not change compared with the principles applied in the Group's financial statements for 2002, with the exception of:

  •
  Exceptional items—In accordance with the new Guideline for Annual Reporting on extraordinary and exceptional items (270.4) applicable in the Netherlands, results that are not directly related to normal business operations in the period under review are treated as exceptional (comparable 2002 figures will be restated).

  •
  Revenue recognition (for equipment sales of the Graphic Systems Division)—Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded after installation, instead of at delivery.

        It is noted that, as per 2002 financial statements, working capital as part of capital employed has been presented excluding cash, deposits, accruals for income tax and interest. This change has been implemented in the figures retrospectively. In addition, as per Annual Report 2002, organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division.

        The figures included in this report were not audited by the external accountant.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	3rd quarter			January–September
	2003	2002	change	2003	2002	change
Net sales	2,053.3	2,408.9	(14.8%)	6,342.6	7,523.0	(15.7%)
Cost of sales	(1,584.7)	(1,880.4)	(15.7%)	(4,895.0)	(5,810.3)	(15.8%)

Added value	468.6	528.5	(11.3%)	1,447.6	1,712.7	(15.5%)
Operating costs	(389.2)	(432.7)	(10.1%)	(1,207.3)	(1,368.5)	(11.8%)
Exceptional results	0.6	—		63.8	—

EBITDA	80.0	95.8	(16.5%)	304.1	344.2	(11.7%)
Depreciation	(27.0)	(27.6)	(2.4%)	(79.9)	(85.3)	(6.4%)

EBITA	53.0	68.2	(22.2%)	224.2	258.9	(13.4%)
Amortisation of goodwill	(12.9)	(16.7)	(22.8%)	(39.0)	(52.9)	(26.2%)

Operating result (EBIT)	40.1	51.4	(22.0%)	185.2	206.0	(10.1%)
Net financing costs	(41.4)	(48.9)		(132.6)	(156.8)

Result on ordinary operations before tax	(1.3)	2.5		52.6	49.2
Taxes	(1.5)	(1.7)		(0.1)	(19.3)
Exceptional tax items	—	—		30.0	—
Other financial results	0.6	0.2		0.6	12.8
Minority interests	(4.0)	(3.3)		(9.8)	(9.4)

Net result on ordinary operations	(6.1)	(2.3)	164.6%	73.4	33.2	121.1%
Extraordinary result net	(0.0)	0.0		(0.0)	0.0

Net result	(6.1)	(2.3)	164.6%	73.4	33.2	121.1%

Net profit on ordinary operations before amortisation of goodwill	6.8	14.4	(52.7%)	112.5	86.1	30.6%

Net profit on ordinary operations before amortisation of goodwill and exceptional items	6.2	14.4	(56.9%)	18.7	86.1	(78.3%)

Ratios
Added value as a % of net sales	22.8%	21.9%		22.8%	22.8%
EBITDA as a % of net sales	3.9%	4.0%		4.8%	4.6%
EBITA as a % of net sales	2.6%	2.8%		3.5%	3.4%
EBIT as a % of net sales	2.0%	2.1%		2.9%	2.7%
Ratios, exluding exceptional operating costs / income ("E")
EBITDAE as a % of net sales	3.9%	4.0%		3.8%	4.6%
EBITAE as a % of net sales	2.6%	2.8%		2.5%	3.4%
EBITE as a % of net sales	1.9%	2.1%		1.9%	2.7%

2

NET RESULT PER SHARE FULLY DILUTED
in millions of euro

	3rd quarter		January–September
	2003	2002	2003	2002
Net result from ordinary operations	(6.1)	(2.3)	73.4	33.2
Dividend preference shares A	(2.8)	(2.8)	(8.4)	(8.4)

Net result on ordinary operations for ordinary shares	(9.2)	(5.1)	64.7	24.8
Add back: amortisation of goodwill	12.9	16.7	39.0	52.9

Total (before amortisation of goodwill)	3.7	11.6	103.8	77.7
Average number of ordinary shares basic (× 1,000)	136,177	132,113	134,145	131,719
Options	588	—	588	—
Conversion preference shares C	24,131	22,838	24,131	22,838

Average number of ordinary shares fully diluted (× 1,000)	160,896	154,951	158,864	154,557
Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.03	0.08	0.66	0.50

CONSOLIDATED CASH FLOW STATEMENT
in millions of euro

	3rd quarter		January–September
	2003	2002	2003	2002
EBITDA	80.0	95.8	304.1	344.2
Additions to/(release of) provisions	4.8	0.5	9.8	(4.4)

Operating result on a cash basis	84.8	96.3	313.9	339.8
(Increase)/decrease in inventories	16.2	(16.2)	25.7	(19.4)
(Increase)/decrease in trade receivables	56.4	124.9	153.0	167.3
Increase/(decrease) in trade creditors	(73.5)	(119.6)	(168.8)	(244.7)
(Increase)/decrease in other receivables and liabilities	30.8	25.5	55.3	54.5

(Increase)/decrease in working capital	29.9	14.6	65.2	(42.3)
Financial payments	(41.0)	(46.0)	(116.0)	(151.5)
Other operational payments	(14.8)	(12.4)	(42.2)	(30.5)

Cash flow from operational activities	58.9	52.5	220.9	115.5
Investments in tangible fixed assets	(19.7)	(16.0)	(60.0)	(77.0)
Acquisitions, integration and divestments	(6.2)	(11.0)	(13.4)	(26.0)

Available cash flow	33.0	25.5	147.5	12.5
Cash flow from financing activities	(25.5)	60.1	(98.3)	(62.8)

Net cash flow	7.5	85.6	49.2	(50.3)

3

CONSOLIDATED BALANCE SHEET
in millions of euro

	30 September		31 December
	2003	2002	2002
Fixed assets	2,666.1	3,596.4	2,861.4
Current assets, inventories of trade goods	626.8	732.6	682.7
Current assets, trade receivables	1,287.0	1,580.8	1,506.2
Current assets, other receivables	245.3	303.3	321.0
Cash	60.9	44.9	37.0

Total assets	4,886.2	6,257.9	5,408.4

Group equity
Shareholders' equity	1,759.1	2,456.9	1,768.9
Other group equity	49.8	39.6	41.3

	1,808.8	2,496.5	1,810.2
Provisions	307.3	372.4	337.2
Long-term loans	1,378.0	1,828.7	1,677.7
Current liabilities, interest bearing	181.0	116.5	94.3
Current liabilities, trade creditors	847.3	1,030.5	1,063.7
Current liabilities, other not interest bearing	363.8	413.2	425.4

Total liabilities	4,886.2	6,257.9	5,408.4

Working capital	996.1	1,239.8	1,102.6
Capital employed	3,189.2	4,326.6	3,482.5
Interest-bearing net-debt	1,498.1	1,900.4	1,735.0

FINANCIAL RATIOS

	30 September		31 December
	2003	2002	2002
Interest cover (EBITDA/Cash interest) 4 quarterly rolling	2.6	2.7	2.6
Group equity in % of total assets	37.0%	39.9%	33.5%
Interest-bearing debt in % of group equity	82.8%	76.1%	95.8%

EQUITY PER SHARE

	30 September		31 December
	2003	2002	2002
Basic number of ordinary shares outstanding (× 1,000)	136,177	132,113	132,113
Basic shareholders' equity per share (in euro)	8.50	14.21	8.93
Fully diluted number of ordinary shares outstanding (× 1,000)	160,895	154,950	155,270
Fully diluted shareholders' equity per share (in euro)	9.81	14.69	10.20

2

EQUITY RECONCILIATION

	30 September		31 December
	2003	2002	2002
Shareholders' equity at the start of the reporting period	1,769	2,634	2,634
Net result year to date	73	33	(588)
Dividend ordinary shares for 2001	—	(10)	(10)
Dividend ordinary shares for 2002	(4)	—	—
Net proceeds issue ordinary shares	6	—	—
Accrual dividend preference shares A 2002	—	—	(11)
Translation differences	(85)	(200)	(256)

Shareholders' equity at the end of the reporting period	1,759	2,457	1,769

3

FIGURES PER DIVISION
NET SALES
in millions of euro

	3rd quarter			January–September
	2003	2002	change	2003	2002	change
Office Products North America	955.3	1,203.5	(20.6%)	2,972.8	3,788.2	(21.5%)
Office Products Europe/Australia	357.1	370.2	(3.5%)	1,093.1	1,156.0	(5.4%)
Paper Merchanting	649.1	725.9	(10.6%)	2,018.0	2,256.6	(10.6%)
Graphic Systems	91.8	109.3	(16.1%)	258.6	322.2	(19.7%)

Buhrmann	2,053.3	2,408.9	(14.8%)	6,342.6	7,523.0	(15.7%)

ADDED VALUE
in millions of euro

	3rd quarter			January–September
	2003	2002	change	2003	2002	change
Office Products North America	249.1	295.0	(15.5%)	774.8	980.8	(21.0%)
Office Products Europe/Australia	96.8	99.7	(2.9%)	293.1	308.9	(5.1%)
Paper Merchanting	101.4	109.0	(7.0%)	319.6	346.9	(7.9%)
Graphic Systems	21.2	24.9	(14.8%)	60.1	76.3	(21.2%)

Buhrmann	468.6	528.5	(11.3%)	1,447.6	1,712.7	(15.5%)

ADDED VALUE as a % of NET SALES

	3rd quarter		January–September
	2003	2002	2003	2002
Office Products North America	26.1%	24.5%	26.1%	25.9%
Office Products Europe/Australia	27.1%	26.9%	26.8%	26.7%
Paper Merchanting	15.6%	15.0%	15.8%	15.4%
Graphic Systems	23.1%	22.8%	23.3%	23.7%
Buhrmann	22.8%	21.9%	22.8%	22.8%

OPERATING RESULT (EBITA/EBIT)
in millions of euro

	3rd quarter		January–September
	2003	2002	2003	2002
Office Products North America	37.8	40.9	120.3	172.9
Office Products Europe/Australia	9.4	17.0	29.6	45.1
Paper Merchanting	12.8	13.6	40.0	51.6
Graphic Systems	(3.0)	2.0	(13.6)	5.6
Holdings	(4.0)	(5.3)	48.0	(16.4)

EBITA	53.0	68.2	224.2	258.9
Goodwill	(12.9)	(16.7)	(39.0)	(52.9)

EBIT	40.1	51.4	185.2	206.0

2

ROS-% (EBITAE/EBITE as a % of net sales)
excluding exceptional results

	3rd quarter		January–September
	2003	2002	2003	2002
Office Products North America	4.0%	3.4%	4.0%	4.6%
Office Products Europe / Australia	2.6%	4.6%	2.7%	3.9%
Paper Merchanting	2.0%	1.9%	2.0%	2.3%
Graphic Systems	(2.7%)	1.8%	(5.1%)	1.7%
Holding EBITA as a % of Buhrmann's total net sales	(0.3%)	(0.2%)	(0.3%)	(0.2%)
Buhrmann before amortisation of goodwill (EBITAE)	2.6%	2.8%	2.5%	3.4%
Buhrmann after amortisation of goodwill (EBITE)	1.9%	2.1%	1.9%	2.7%

3

AVERAGE CAPITAL EMPLOYED
in millions of euro

	3rd quarter		January–September
	2003	2002	2003	2002
Office Products North America	637.6	870.1	697.9	968.3
Office Products Europe/Australia	187.1	212.0	193.6	212.2
Paper Merchanting	602.9	689.6	611.3	687.3
Graphic Systems	126.7	121.0	129.9	122.6
Other activities and holdings	20.5	23.8	21.9	18.4

Buhrmann, excluding goodwill	1.574.8	1,916.6	1,654.5	2,008.8
Goodwill	1,682.6	2,447.3	1,708.6	2,578.0

Buhrmann, including goodwill	3,257.4	4,363.9	3,363.2	4,586.9

ROCE in %

	3rd quarter		January–September
	2003	2002	2003	2002
Office Products North America	23.7%	18.8%	23.0%	23.8%
Office Products Europe/Australia	20.1%	32.0%	20.4%	28.4%
Paper Merchanting	8.5%	7.9%	8.7%	10.0%
Graphic Systems	(9.4%)	6.5%	(14.0%)	6.1%
Buhrmann, excluding goodwill	13.5%	14.2%	18.1%	17.2%
Buhrmann, including goodwill	4.9%	4.7%	7.3%	6.0%

ORGANIC GROWTH OF SALES

	3rd quarter		January–September
	2003	2002	2003	2002
Office Products North America	(9%)	3%	(5%)	(1%)
Office Products Europe/Australia	(4%)	(5%)	(4%)	(2%)
Paper Merchanting	(7%)	(3%)	(7%)	(3%)
Graphic Systems	(12%)	(7%)	(16%)	(15%)
Buhrmann	(8%)	0%	(6%)	(2%)

NUMBER OF EMPLOYEES

	30 September		31 December
	2003	2002	2002
Office Products North America	11,065	12,414	12,211
Office Products Europe/Australia	5,926	5,978	6,023
Paper Merchanting	5,142	5,441	5,411
Graphic Systems	1,125	1,147	1,139
Holdings	73	73	74

Buhrmann	23,330	25,052	24,857

2

CONSOLIDATED PROFIT AND LOSS ACCOUNT
in millions of euros

	2003			2002			2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net sales	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6
Cost of sales	(1,584.7)	(1,658.8)	(1,651.5)	(1,884.4)	(1,880.4)	(1,988.8)	(1,941.1)	(2,088.9)	(1,980.0)

Added value	468.6	476.9	502.1	540.1	528.5	578.7	605.6	620.1	600.5
Operating costs	(389.2)	(395.1)	(422.9)	(428.7)	(432.7)	(460.7)	(475.1)	(473.3)	(487.7)
Exceptional operating costs	0.6	7.3	55.9	0.1	—	—	—	—	—

EBITDA	80.0	89.0	135.1	111.4	95.8	118.0	130.4	146.8	112.8
Depreciation	(27.0)	(25.0)	(27.9)	(28.4)	(27.6)	(28.0)	(29.7)	(22.1)	(29.4)

EBITA	53.0	64.0	107.2	83.0	68.2	90.0	100.8	124.8	83.4
Amortisation of goodwill	(12.9)	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)

Operating result (EBIT)	40.1	51.3	93.8	(507.0)	51.4	72.2	82.4	107.5	65.6
Net financing costs	(41.4)	(44.4)	(46.8)	(41.9)	(48.9)	(57.8)	(50.2)	(50.4)	(53.9)
Result on ordinary operations before tax	(1.3)	6.9	47.0	(548.8)	2.5	14.5	32.2	57.1	11.7
Taxes	(1.5)	(1.3)	2.7	1.9	(1.7)	(6.5)	(11.1)	(8.2)	(3.2)
Exceptional tax items	—	—	30.0	—	—	—	—	—	—
Other financial results	0.6	0.0	—	3.0	0.2	12.6	(0.0)	(0.1)	(0.7)
Minority interests	(4.0)	(3.7)	(2.1)	(2.7)	(3.3)	(3.7)	(2.5)	(2.0)	(2.6)

Net result on ordinary operations	(6.1)	1.9	77.7	(546.7)	(2.3)	17.0	18.5	46.9	5.2
Extraordinary result net	(0.0)	0.0	(0.0)	(74.3)	0.0	0.0	(0.0)	(9.3)	(0.3)

Net result	(6.1)	1.9	77.7	(621.0)	(2.3)	17.0	18.5	37.6	4.9

Net result on ordinary operations before amortisation of goodwill (Cash earnings)	6.8	14.6	91.0	43.3	14.4	34.8	36.9	64.1	23.0

RATIOS
Added value as a % of net sales	22.8%	22.3%	23.3%	22.3%	21.9%	22.5%	23.8%	22.9%	23.3%
EBITDA as a % of net sales	3.9%	4.2%	6.3%	4.6%	4.0%	4.6%	5.1%	5.4%	4.4%
EBITA as a % of net sales	2.6%	3.0%	5.0%	3.4%	2.8%	3.5%	4.0%	4.6%	3.2%
EBIT as a % of net sales	2.0%	2.4%	4.4%	(20.9%)	2.1%	2.8%	3.2%	4.0%	2.5%

FIGURES PER DIVISION NET SALES
in millions of euros

	2003			2002			2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Office Products North America	955.3	1,014.2	1,003.3	1,142.6	1,203.5	1,313.8	1,270.9	1,337.4	1,334.2
Office Products Europe / Australia	357.1	358.1	378.0	384.0	370.2	390.0	395.8	402.9	387.4
Paper Merchanting	649.1	658.6	710.3	731.4	725.9	750.7	780.0	782.4	743.4
Graphic Systems	91.8	104.7	62.1	166.5	109.3	112.9	100.0	186.2	115.6

Buhrmann	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6

OPERATING RESULT (EBITA/EBIT)
in millions of euros

	2003			2002			2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Office Products North America	37.8	39.5	43.0	24.2	40.9	61.0	71.0	60.6	53.8
Office Products Europe / Australia	9.4	11.9	8.2	19.0	17.0	13.1	15.1	20.7	14.0
Paper Merchanting	12.8	12.6	14.6	22.1	13.6	18.3	19.8	28.5	16.7
Graphic Systems	(3.0)	(1.7)	(8.9)	17.3	2.0	3.2	0.5	19.3	3.8
Holdings	(4.0)	1.8	50.3	0.3	(5.3)	(5.5)	(5.6)	(4.3)	(4.9)

EBITA	53.0	64.0	107.2	83.0	68.2	90.0	100.8	124.8	83.4
Goodwill	(12.9)	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)

EBIT	40.1	51.3	93.8	(507.0)	51.4	72.2	82.4	107.5	65.6

2

AVERAGE CAPITAL EMPLOYED
in millions of euro

	2003			2002			2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Office Products North America	637.6	680.1	767.6	839.2	870.1	972.1	1,067.0	1,017.5	1,071.9
Office Products Europe / Australia	187.1	186.6	202.2	212.1	212.0	207.8	213.4	230.1	232.3
Paper Merchanting	602.9	602.4	622.0	670.9	689.6	687.0	683.0	684.5	693.6
Graphic Systems	126.7	131.5	133.2	120.9	121.0	123.6	125.1	120.2	121.2
Other activities and holdings	20.5	25.1	23.4	26.2	23.8	17.4	15.5	16.1	(4.2)

Buhrmann, excluding goodwill	1,574.8	1,625.7	1,748.4	1,869.2	1,916.6	2,007.9	2,103.9	2,068.5	2,114.9
Goodwill	1,682.6	1,686.6	1,755.3	2,265.8	2,447.3	2,578.7	2,702.9	2,644.9	2,695.4

Buhrmann, including goodwill	3,257.4	3,312.3	3,503.7	4,135.0	4,363.9	4,586.6	4,806.8	4,713.4	4,810.2

ROCE (IN %)
in millions of euros

	2003			2002			2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Office Products North America	23.7%	23.2%	22.4%	11.6%	18.8%	25.1%	26.6%	23.8%	20.1%
Office Products Europe/Australia	20.1%	25.6%	16.3%	35.8%	32.0%	25.1%	28.3%	36.0%	24.1%
Paper Merchanting	8.5%	8.3%	9.4%	13.2%	7.9%	10.7%	11.6%	16.6%	9.6%
Graphic Systems	(9.4%)	(5.2%)	(26.8%)	57.3%	6.5%	10.2%	1.7%	64.2%	12.6%
Buhrmann, excluding goodwill	13.5%	15.8%	24.5%	17.8%	14.2%	17.9%	19.2%	24.1%	15.8%
Buhrmann, including goodwill	4.9%	6.2%	10.7%	(49.0%)	4.7%	6.3%	6.9%	9.1%	5.5%

NET RESULT PER SHARE FULLY DILUTED
in millions of euros

	2003			2002			2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Per ordinary share in euros
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.03	0.07	0.57	0.26	0.08	0.21	0.22	0.40	0.13

3

CONSOLIDATED CASH FLOW STATEMENT
in millions of euro

	2003			2002			2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
EBITDA	80	89	135	111	96	118	131	147	113
Additions to/(release of) provisions	5	1	4	5	—	1	(6)	2	13

Operating result on a cash basis	85	90	139	116	96	119	125	149	126
(Increase)/decrease in inventories	16	16	(6)	30	(16)	5	(8)	31	19
(Increase)/decrease in trade receivables	56	(23)	119	28	125	(52)	94	50	89
Increase/(decrease) in trade creditors	(74)	69	(164)	73	(120)	149	(274)	180	(76)
(Increase)/decrease in other receivables and liabilities	31	(17)	42	(36)	26	(16)	45	(69)	28

(Increase)/decrease in working capital	30	45	(9)	95	15	86	(143)	192	60
Financial payments	(41)	(40)	(36)	(49)	(46)	(56)	(50)	(52)	(63)
Other operational payments	(15)	(16)	(11)	(20)	(12)	(11)	(7)	3	(37)

Cash flow from operational activities	59	79	83	142	53	138	(75)	292	86
Investments in tangible fixed assets	(20)	(22)	(18)	(30)	(16)	(30)	(31)	(21)	(42)
Acquisitions, integration and divestments	(6)	(1)	(7)	(5)	(11)	43	(58)	(55)	(70)

Available cash flow	33	56	58	107	26	151	(164)	216	(26)
Cash flow from financing activities	(26)	(61)	(12)	(145)	60	(157)	34	(163)	(9)

Net cash flow	7	(5)	46	(38)	86	(6)	(130)	53	(35)

ORGANIC GROWTH OF SALES

	2003			2002			2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Office Products North America	(9%)	(4%)	1%	(3%)	3%	0%	(6%)	(4%)	0%
Office Products Europe/Australia	(4%)	(5%)	(4%)	(4%)	(5%)	1%	(2%)	(2%)	6%
Paper Merchanting	(7%)	(8%)	(7%)	(5%)	(3%)	(3%)	(4%)	(6%)	(5%)
Graphic Systems	(12%)	(13%)	(25%)	(10%)	(7%)	(18%)	(18%)	(2%)	1%
Buhrmann	(8%)	(6%)	(4%)	(4%)	0%	(2%)	(5%)	(4%)	0%

EXCHANGE RATES

	2003			2002			2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Euro versus US$, average rate	$1.12	$1.14	$1.07	$1.01	$0.99	$0.92	$0.88	$0.90	$0.89
Euro versus US$, end rate	$1.17	$1.14	$1.09	$1.05	$0.96	$1.00	$0.87	$0.88	$0.91

2

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: November 7, 2003

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